AB 2/24

KH 2/18

[redacted]

11015655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 15 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardner Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 Wayzata Boulevard #350
(No. and Street)

Minneapolis	MN	55426
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry O. Bumgardner, President — 952-935-4601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lewis, Kisch & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

1303 South Frontage Road #3	Hastings	MN	55033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 2/28

OATH OR AFFIRMATION

I, Larry O. Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Financial Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry Bumgardner

Signature

President

Title

Lizabeth Lundin

Notary Public

Lizabeth J. Lundin
Notary Public
Minnesota
My Commission Expires January 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDNER FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS WITH
SUPPORTING DATA REQUIRED BY THE SEC

DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1303 South Frontage Road, Suite 3
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
Carol J. Sailer, C.P.A.
Thomas A. Madsen, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: admin@lewiskisch.com

INDEPENDENT AUDITOR'S REPORT

Stockholders
Gardner Financial Services, Inc.

We have audited the accompanying statements of financial condition of Gardner Financial Services, Inc. (an S corporation) as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Financial Services, Inc. as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule following the notes to financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

LEWIS, KISCH + ASSOCIATES, LTD.

January 22, 2011

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Current		
Cash and Equivalents	$ 62,611	$ 34,734
Cash on Deposit with Clearing Organization	10,000	10,000
Representative Receivable and Advances	4,426	1,929
Commissions Receivable	102,206	55,299
Total Current Assets	179,243	101,962
Other		
Investments	189,155	170,885
Other Assets	3,269	3,297
Total Other Assets	192,424	174,182
Total Assets	371,667	276,144
LIABILITIES		
Current		
Commissions Payable	84,533	41,851
Accounts and Accruals Payable	31,507	33,612
Total Current Liabilities	116,040	75,463
STOCKHOLDERS' EQUITY		
Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 540,000 Shares	5,400	5,400
Additional Paid-In Capital	54,088	54,088
Retained Earnings	196,139	141,193
Total Stockholders' Equity	255,627	200,681
Total Liabilities and Stockholders' Equity	371,667	276,144

See accompanying notes to financial statements.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenue		
Commissions	$ 2,029,391	$ 1,360,149
Management Services Income	60,000	60,000
Investments Earnings	23,270	48,866
Total Revenue	2,112,661	1,469,015
Expenses		
Payroll and Related Taxes	216,805	218,046
Advertising and Promotion	8,446	3,025
Commissions Expense	1,467,785	972,216
Clearing House Expenses	81,849	50,924
Employee Benefits	34,482	18,833
License and Registration Fees	300	300
Office Expense	33,048	28,526
Leasing and Vehicle Expense	11,915	7,270
Meals and Entertainment	1,259	968
Professional Fees	61,231	68,580
Compliance Expense	22,600	
Office Rent	31,014	28,376
Telephone	7,761	8,511
Travel, Training and Conferences	6,401	966
Insurance, Equipment and Other	20,007	18,273
Total Expenses	2,004,903	1,424,814
Net Income	107,758	44,201

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2008	$ 5,400	$ 54,088	$ 96,992	$ 163,411
Net Income for the Year			44,201	44,201
Balance, December 31, 2009	5,400	54,088	141,193	200,681
Net Income for the Year			107,758	107,758
Shareholder Distributions			(52,812)	(52,812)
Balance, December 31, 2010	5,400	54,088	196,139	255,627

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash Flows from (to) Operating Activities		
Net Income	$ 107,758	$ 44,201
Adjustments to Reconcile Net Income to Net Cash from (to) Operating Activities:		
(Increase) in Representative Receivable and Advances	(2,497)	(1,929)
(Increase) in Commissions Receivable	(46,907)	(19,526)
(Increase) in Investments	(18,270)	(53,841)
Decrease in Other Assets	28	388
Increase in Commissions Payable	42,682	18,424
Increase (Decrease) in Accounts and Accruals Payable	(2,105)	9,673
Net Cash from (to) Operating Activities	80,689	(2,610)
Cash Flows (to) Financing Activities		
Distributions	(52,812)	
Net Increase (Decrease) in Cash and Equivalents	27,877	(2,610)
Cash and Equivalents, Beginning of Year	34,734	37,344
Cash and Equivalents, End of Year	62,611	34,734

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1. Nature of the Company

Gardner Financial Services, Inc. (the Company) is a registered securities broker/dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the State of Minnesota. As a securities broker/dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business. The Company is required to supervise its registered representatives and insurance agents. The Company is also required to supervise those registered representatives who are Registered Investment Advisors or associate advisors.

RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund partnership and annuity accounts are maintained by the individual sponsoring companies.

2. Summary of Significant Accounting Policies

Accounting Method – The Company's financial statements are prepared using the accrual method of accounting. Receivables and payables from securities transactions are recorded on a settlement day basis, based on documentation received from the clearing entity and processed by the firm.

Concentration of Credit Risk – Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

Accounting Estimates – Management uses estimates and assumptions in preparing its financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual financial results could differ from those estimates.

Cash and Equivalents and Related Risk – The Company considers all highly liquid debt instruments purchased with a maturity of less than three months to be cash equivalents. At times during the year, cash balances on deposit may exceed insured limits.

Commissions Receivable – Amounts are based on negotiated rates for various types of investment activities. Because of this arrangement, no allowance for doubtful accounts is necessary.

Equipment – The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment is generally expensed in the year of purchase.

Income Tax – The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholders. The Company does not pay any income tax.

Subsequent Events – Subsequent events have been evaluated through January 22, 2011, which is the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

3. Investments

Funds have been invested in certificates of deposit and mutual funds and are considered available for sale. Securities are carried at market value determined as under Level 1 at quoted prices in active markets:

	2010	2009
Certificates of Deposit		$ 5,000
Mutual Funds	$189,155	165,885
Total	189,155	170,885

Accounting standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs generally are based on indirect information, such as quoted prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active. Level 3 inputs, which are the most subjective, are generally based on the entity's own assumptions on how knowledgeable parties would price assets, and are developed using the best information available in the circumstances. Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. As shown above, the Company measures fair value using Level 1 inputs available for all of its investment assets. Level 2 inputs and Level 3 inputs are only used when Level 1 inputs are not available.

4. Rule 15c3-3 Exemption

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (K)(2)(i) and therefore is not required to make the periodic computations for determination of reserve requirements. In addition, information relating to the possession and control requirements is not required.

5. Operating Leases

The Company leases office space under a five year lease that began June, 2007. The gross annual rental expense for the years ended December 31, 2010 and 2009 was $31,014 and $28,376, respectively.

The Company leases two vehicles. The lease expense for the years ended December 31, 2010 and 2009 was $9,737 and $7,270, respectively.

Minimum rental commitments to future years are:

2011	$41,868
2012	25,891
Total	67,759

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $213,316, which was $163,316 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2010, was .54 to 1. At December 31, 2009, the Company had net capital of $170,139, which was $120,139 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2009, was .44 to 1.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

8. Management Services

In 2008, the Company began charging a related entity for office space and management services that it provides. Effective January 1, 2009, the Company has entered into an agreement to provide management services to the related entity for $5,000 per month for a term unspecified. Management services income was $60,000 a year for the years ended December 31, 2010 and 2009.

9. Income Taxes

The Company has evaluated for uncertain tax positions and management has determined there are no uncertain tax positions as of December 31, 2010. Tax returns for the past three tax years remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

SUPPLEMENTARY SCHEDULE

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2010

1. Total Ownership Equity		$ 255,627
2. Deduct Ownership Equity Not Allowable for Net Capital		
3. Total Ownership Equity Qualified for Net Capital		255,627
4. Add:		
A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		
B. Other (Deductions) or Allowable Credits		
5. Total Capital and Allowable Subordinated Liabilities		255,627
6. Deductions and/or Changes:		
A. Total Non-Allowable Assets from Balance Sheet	$ 13,938	
B. Secured Demand Note Deficiency		
C. Commodity Futures Contracts and Spot Commodities Proprietary Capital		
D. Other Deductions and Changes		
E. Total Deductions and Changes		13,938
7. Other Additions and/or Allowable Credits		
8. Net Capital Before Haircuts on Securities Positions		241,689
9. Haircuts on Securities:		
A. Contractual Securities Commitments		
B. Subordinated Securities Borrowings		
C. Trading and Investment Securities		
1. Exempted Securities		
2. Debt Securities		
3. Options		
4. Other Securities		28,373
D. Undue Concentration		
E. Other Concentration		
10. Net Capital		213,316
Computation of Aggregate Indebtedness:		
Total Aggregate Indebtedness Liabilities from Balance Sheet	116,040	
Total Aggregate Indebtedness	116,040	
Computation of Basic Net Capital Requirement:		
Capital Requirements:		
$50,000 or 6⅔% of Aggregate Indebtedness, Whichever is Greater		50,000
Net Capital in Excess of Requirements		163,316
Net Capital as Above		213,316
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		201,712
Ratio: Aggregate Indebtedness to Net Capital		.54 to 1

See accountant's report.

COMPUTATION FOR RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2010

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Gardner Financial Services, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2010.

Computations for Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2010.

The Company does not carry customer securities accounts. Therefore, the calculation of the reserve requirement and the information relating to the possession or control requirements under Rule 15c3-3 is not applicable.

Information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2010.

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2010 (for which instructions to reduce to possession or control had been issued as of December 31, 2010) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:

   Not Applicable

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2010 excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3:

   Not Applicable

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1303 South Frontage Road, Suite 3
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
Carol J. Sailer, C.P.A.
Thomas A. Madsen, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: admin@lewiskisch.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Stockholders
Gardner Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gardner Financial Services, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Gardner Financial Services, Inc.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

LEWIS KISCH & ASSOCIATES LTD.

January 22, 2011